SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 19, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Linda H. Mackid Name: Linda H. Mackid Title: Assistant Corporate Secretary

Date: October 19, 2004

Form 6-K Exhibit Index

Exhibit No.

1.	News Release dated October 19, 2004 referred to as:

“EnCana participates in promising deep water Gulf of Mexico production test and discovery”

EnCana participates in promising deep water
Gulf of Mexico production test and discovery

Tahiti well test implies production rate of approximately 30,000 BOE per day

Jack exploration well encounters approximately 350 feet of pay

CALGARY, Alberta (October 19, 2004) — EnCana Corporation (TSX, NYSE: ECA) subsidiary EnCana Gulf of Mexico LLC has participated in two promising exploration and appraisal activities this summer adding to the company’s two-year track record of success in the Gulf of Mexico. EnCana, with partners ChevronTexaco Corp. (operator) and Shell Exploration and Production Co., recently completed a production test of the two primary zones in the Tahiti discovery well, which produced at a restricted rate of 15,000 barrels per day. Rate and pressure analysis indicate that the well — Green Canyon 640 No. 1 — is capable of sustained flow of as much as 30,000 barrels of oil per day.

In addition, EnCana has participated in a promising deep water oil discovery in the Gulf of Mexico with the Jack exploration well, located 270 miles southwest of New Orleans. Drilled on Walker Ridge block 759 to a depth of about 29,000 feet and located in 6,965 feet of water, the Jack well encountered approximately 350 feet of pay. Appraisal activities are currently being planned for 2005. EnCana’s Jack partners are ChevronTexaco (operator) and Devon Energy Corporation.

“The Tahiti production test helps fortify the commercial potential of this field, and the Jack discovery continues our success in the Gulf of Mexico over the past two years. Since participating in the Tahiti discovery in April 2002, EnCana has participated in light oil discoveries at Sturgis, St. Malo, Tonga, and now Jack. Each of these projects is in various stages of appraisal, with Tahiti development engineering progressing on schedule,” said Roger Biemans, President of EnCana USA.

Tahiti, where one appraisal well encountered more than 1,000 feet of net pay in high quality reservoirs, is estimated by the operator ChevronTexaco to contain at least 400 million to 500 million barrels of ultimate recoverable oil reserves. The appraisal program also confirmed that the reservoir in Tahiti spreads over a three-mile distance.

EnCana also recently expanded its deep water holdings in the Gulf of Mexico. At the March 2004 Federal Lease Sale, EnCana was awarded a 100 percent interest in two leases at Walker Ridge blocks 925 and 969. These blocks hold exploration potential similar to the company’s discoveries at Jack and St Malo. EnCana has a strong and focused portfolio of deep water leases, holding an average interest of about 40 percent in 245 Gulf of Mexico lease blocks, covering 1.4 million acres. In total, EnCana has participated in five discoveries since 2002. It is however too early to estimate EnCana’s share of total Gulf of Mexico reserves discovered to date and none have been booked as proved reserves. Production potential generated by this exploration success is not included in EnCana’s forecast of 10 percent annual per share growth in production and reserves for several years ahead.

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EnCana Gulf of Mexico exploration success

Well/Operation	Year	Blocks	EnCana interest %
Tahiti discovery	2002	Green Canyon 640	25
Tahiti appraisal	2003	Green Canyon 596, 640	25
Tonga discovery	2003	Green Canyon 727	25
Sturgis discovery	2003	Atwater Valley 182	25
St. Malo discovery	2003	Walker Ridge 678	6.25
St. Malo appraisal	2004	Walker Ridge 678	6.25
Tahiti production test	2004	Green Canyon 640	25
Jack discovery	2004	Walker Ridge 759	25

EnCana Gulf of Mexico map

EnCana has posted a map of its Gulf of Mexico leases and exploration activities on its Web site at www.encana.com.

EnCana Corporation

With an enterprise value of approximately US$30 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K., where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

Natural gas volumes are sold based on heat content in British Thermal Units (“Btu’s”) but physically measured in standard cubic feet (“scf”). The heat content of natural gas varies by formation and therefore by production region. For example, the heat content of EnCana’s natural gas production in Alberta is approximately 1,020 Btu/scf and the U.S. Rockies is approximately 1,110 Btu/scf. The average heat content of EnCana’s natural gas production in total is approximately 1,040 Btu/scf or 1.04 million British Thermal Units (“MMBtu”)/Mcf.

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EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential utilizes a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: anticipated production rates from wells; anticipated appraisal activities in 2005; estimated recoverable oil reserves; exploration potential of the Walker Ridge blocks; forecast annual per share growth in production and reserves; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

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FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007

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